UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: DCW Total Return Fund

3.	Securities and Exchange Commission File No.: 811-21840

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application
☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

DCW Total Return Fund

518 17th Street

Suite 1200

Denver, Colorado 80202

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jeffrey W. Taylor

President

518 17th Street

Suite 1200

Denver, Colorado 80202

(303) 228-2200

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Gordon Taylor

Chief Compliance Officer

518 17th Street

Suite 1200

Denver, Colorado 80202

(303) 228-2200

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management Company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end
☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser

Dividend Capital Investments LLC

518 17th Street

Suite 1200

Denver, Colorado 80202

Subadvisers

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Wachovia Capital Markets, LLC

375 Park Avenue

New York, NY 10152

Morgan Keegan & Company, Inc.

50 North Front Street

Memphis, TN 38103

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐    Yes             ☒    No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ☐    No

If Yes, state the date on which board vote took place: June 23, 2010

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ☐    No

If Yes, state the date on which the shareholder vote took place: September 16, 2010

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes             ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions: September 24, 2010

(b)	Were the distributions made on the basis of net assets?

☒    Yes            ☐     No

(c)	Were the distributions made pro rata based on share ownership?

☒    Yes            ☐     No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The exchange ratio was 1.7528 common shares of DCA Total Return Fund per common share of DCW Total Return Fund. The calculation was based on the net asset value per share of each fund as of the close of business on September 24, 2010.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐    Yes             ☐    No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐    Yes            ☒     No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes             ☐    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐    Yes             ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐    Yes             ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐    Yes            ☐     No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐    Yes             ☒    No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:		$101,160.29
(ii)	Accounting expenses:		$4,774.31
(iii)	Other expenses (list and identify separately):	$
	Printing		$37,847.42
	Proxy Solicitation		$68,646.73
	Transfer Agent Fees		$10,000.00
	Co-Administrator Fees		$7,500.00
	Listing Fee		$46,568.00
	Other		$3,225.00

(iv)	Total expenses (sum of lines (i)-(iii) above):		$279,721.75

(b)	How were those expenses allocated?

(c)	50% of the expenses of the reorganization through May 31, 2010 were borne by Dividend Capital Investments LLC, adviser to DCW Total Return Fund. The remaining 50% of reorganization expenses through May 31, 2010, as well as all reorganization expenses subsequent to May 31, 2010, were borne by DCW Total Return Fund and DCA Total Return Fund in proportion to their net assets, except where an expense was specifically and solely allocable to a particular fund.

(c)	Who paid those expenses?

Of the total $279,721.75 in reorganization expenses, DCW Total Return Fund paid $88,367.73, DCA Total Return Fund paid $168,645.23, and Dividend Capital Investments LLC paid $22,708.79.

(d)	How did the fund pay for unamortized expenses (if any)?

Certain expenses accrued subsequent to the reorganization were borne by DCA Total Return Fund as the surviving fund.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐    Yes             ☒    No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐    Yes            ☒     No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐    Yes             ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

DCA Total Return Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-21680

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

1933 Act File No. 167838, Registration Statement of DCA Total Return Fund on Form N-14/8C (SEC Accession No. 0001193125-10-148738), filed on June 28, 2010.

(d)	If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of DCW Total Return Fund, (ii) he is the President of DCW Total Return Fund, and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Jeffrey W. Taylor
Jeffrey W. Taylor
December 28, 2010